Exhibit 99.3

Special General Meeting of Shareholders of Can-Fite BioPharma Ltd.

Date: November 26, 2015

See Voting Instructions On Reverse Side.

Please make your marks like this: ☒ Use pen only

		For	Against	Abstain
1.	To increase our authorized share capital by NIS 10,000,000, such that following the increase, the authorized share capital shall equal NIS 20,000,000 divided into 80,000,000 ordinary shares, par value NIS 0.25 each, and to amend our articles of association accordingly.	☐	☐	☐
2.	To amend the terms of our Series 10 Warrants by extending the expiration date of the Series 10 Warrants from October 31, 2015 to October 31, 2016 and allowing the Series 10 Warrants to be exercised on any trading day.	☐	☐	☐

3.

Concurrent Holdings	Number of Series 10 Warrants Held by Shareholders
I hold/do not hold Series 10 Warrants (circle one)	

Authorized Signatures - This section must be completed for your instructions to be executed.

_____________________ Please Sign Here

_____________________ Please Date Above

_____________________ Please Sign Here

_____________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Shareholders of Can-Fite BioPharma Ltd. to be held November 26, 2015 For Holders as of October 29, 2015

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 p.m. EST on November 18, 2015.

EVENT #

CLIENT #

Copyright © 2015 Mediant Communications Inc. All Rights Reserved.

Can-Fite BioPharma Ltd.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 p.m. EST on November 18, 2015)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Can-Fite BioPharma Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on October 29, 2015 at the Special General Meeting of the Shareholders of Can-Fite BioPharma Ltd. To be held on November 26, 2015 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL AT THE MEETING

NOTE:

1.	Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.	If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Can-Fite BioPharma Ltd.
P.O.Box 8016
CARY.NC27512-9903